SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                   ________________________

                                         SCHEDULE 13D


                           Under the Securities Exchange Act of 1934

                                       (Amendment No. 1)

                                      ROUGE STEEL COMPANY
--------------------------------------------------------------------------------
                                       (NAME OF ISSUER)


                                     CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                                (TITTLE OF CLASS OF SECURITIES)


                                          779099 10 0
                                        ------------------
                                        (CUSIP NUMBER)


                                     Samuel M. Feder, Esq.
                                        Rogers & Wells
                      200 Park Avenue, New York, NY 10166
                                    (212) 878-8191
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                       COMMUNICATIONS)


                                         NOVEMBER 1, 1996
                  ----------------------------------------------------------
                    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.

                            (Continued on following pages)

                                  (Page 1 of 4 Pages)


PAGE

                                          SCHEDULE 13D

CUSIP NO.  779099 10 0                                     Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Carl L. Valdiserri

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  <square>
                                                                  (b)  <square>
3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)                  <square>

6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


    NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                7,384,169 shares of Common Stock
          WITH

                             8    SHARED VOTING POWER
                                       0

                             9    SOLE DISPOSITIVE POWER

                                       7,384,169 shares of Common Stock

                            10    SHARED DISPOSITIVE POWER
                                       0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,384,169

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                   <checked-box>
          Excludes 5,999,600 shares of Common Stock owned by Worthington Industries, Inc. which may be deemed to be beneficially owned by Mr. Valdiserri.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.7%.  See Item 5 contained herein.

14   TYPE OF REPORTING PERSON*

          IN



                                            2
PAGE

                            AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 16, 1994 (the "Schedule 13D") relates to shares of class A common stock, par value $.01 per share (the "Class A Common Stock"), of Rouge Steel Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3001 Miller Road, Dearborn, Michigan 48121. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.
         ----------------------

     The following is added to amend Item 4:

     On November 1, 1996, Carl L. Valdiserri transferred 250,000 shares of class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer to Marico Acquisition Corp. ("Marico"), a Delaware corporation wholly-owned by Mr. Valdiserri. Upon transfer to Marico, such shares of Class B Common Stock were converted to an equal number of shares of Class A Common Stock of the Issuer, 15,000 of which were sold during November in transactions exempt from registration under the Securities Act of 1933, as amended (the "Act"). The remaining 235,000 shares of Class A Common Stock are intended to be sold by Marico from time to time pursuant to exemptions from registration under the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The following is added to amend Item 5:

           Mr. Valdiserri owns of record and beneficially 243,769 shares of Class A Common Stock of the Issuer (including the 235,000 shares of Class A Common Stock held through Marico), representing approximately 1.7% of the 14,277,073 shares of Class A Common Stock issued and outstanding as of the date hereof.

           Mr. Valdiserri also owns of record and beneficially 7,140,400 shares of Class B Common Stock of the Issuer. According to the Restated Certificate of Incorporation, the shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Restated Certificate of Incorporation also provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Issuer, all shares of Class B Common Stock owned by any holder of shares of Class B Common Stock, who has consented in writing to the automatic conversion provisions contained in the Restated Certificate of Incorporation, will automatically be converted into an equal number of shares of Class A Common Stock. Mr. Valdiserri has consented to such automatic conversion in the Stockholders Agreement. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Accordingly, as adjusted to reflect the conversion of such Class B Common Stock, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 7,384,169 shares of Class A Common Stock, representing approximately 34.5%
of  the   21,417,473  as  adjusted  shares  of    Class  A     Common  Stock
outstanding as of the date of this statement on Schedule 13D. However, if Worthington's 472,000 shares of Class B Common Stock are converted to Class A Common Stock, then, as adjusted to reflect such conversion, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Exchange
Act) 7,384,169 shares of Class A Common Stock, representing approximately 33.7% of the 21,889,473 as adjusted shares of Class A Common Stock outstanding.

PAGE

                                       SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 1996
                                             /S/ CARL S. VALDISERRI
                   				            -----------------------------------
                                            Carl L. Valdiserri

                       ATTACHMENT TO AMENDMENT NO. 1 TO SCHEDULE 13D


                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                   ________________________

                                         SCHEDULE 13D


                          Under the Securities Exchange Act of 1934


                                      ROUGE STEEL COMPANY
-------------------------------------------------------------------------------
                                       (NAME OF ISSUER)


                                     CLASS A COMMON STOCK
-------------------------------------------------------------------------------
                                (TITTLE OF CLASS OF SECURITIES)


                                          779099 10 0
                               ----------------------------
                                        (CUSIP NUMBER)


                                     Samuel M. Feder, Esq.
                                        Rogers & Wells
                      200 Park Avenue, New York, NY 10166
                                       (212) 878-8191
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                                  APRIL 6, 1994
                                      ----------------------------------------
                    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check   the   following  box  if  a  fee  is  being  paid  with  the  statement
<checked-box>.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)


ND14431.3

                                              SCHEDULE 13D
CUSIP NO.  779099 10 0                                       Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carl L. Valdiserri

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  <square>
                                                             (b)  <checked-box>
3   SEC USE ONLY

4   SOURCE OF FUNDS*
           PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)      <square>

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States


    NUMBER OF SHARES       7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                7,398,400 shares of Common Stock
    WITH
                           8     SHARED VOTING POWER
                                      0

                           9     SOLE DISPOSITIVE POWER

                                      7,398,400 shares of Common Stock

                          10     SHARED DISPOSITIVE POWER
                                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,398,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       <checked-box>
         Excludes 1,300,000 shares of Class B Common Stock owned by Worthington Industries, Inc. which may be deemed to be beneficially owned by Mr. Valdiserri.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.6%.  See Item 5 contained herein.

14   TYPE OF REPORTING PERSON*

        IN

PAGE

Item 1.  Security and Issuer.
         -------------------

           This statement relates to the Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"), of Rouge Steel Company, a Delaware corporation (the "Issuer). The address of the Issuer's principal executive office is 3001 Miller Road, Dearborn, MI 48121.

Item 2.  Identity and Background.
         -----------------------

           The person filing this statement is Carl L. Valdiserri. Mr. Valdiserri's business address is c/o Rouge Steel Company, 3001 Miller Road, Dearborn, MI 48121. Mr. Valdiserri is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. During the last five years, Mr. Valdiserri has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Valdiserri is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

           On April 6, 1994 Mr. Valdiserri used personal funds to acquire 8,000 shares of Class A Common Stock.

           Mr. Valdiserri acquired 1,600,000 shares of Class A Common Stock and 80 shares of Class B Common Stock of the Issuer (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"), pursuant to a Subscription and Stockholders Agreement dated as of December 15, 1989, by and among Marico Acquisition Corp. ("Marico") (as predecessor to the Issuer), Carl
L. Valdiserri, Worthington Industries, Incorporated ("Worthington"), Chase Manhattan Capital Corporation ("CMCC") and Ford Motor Company ("Ford"), a copy of which is attached hereto as Exhibit I, for an aggregate purchase price of $2,000,000. Mr. Valdiserri used personal funds to purchase the 1,600,080 shares of Common Stock.

           After the private sale of 122,000 shares of Class A Common Stock to certain employees of the Issuer, Mr. Valdiserri held 1,478,000 shares of Class A Common Stock and 80 shares of Class B Common Stock. Thereafter, pursuant to the Issuer's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), a copy of which is attached hereto as Exhibit II, a 5-for-1 stock split occurred on March 23, 1994. After the stock split, Mr. Valdiserri held 7,390,000 shares of Class A Common Stock and 400 shares of Class B Common Stock.

           Pursuant to the terms of an Amended and Restated Stockholders Agreement dated February 28, 1994 (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit III, among the Issuer, Carl L. Valdiserri, Worthington and CMCC, immediately prior to the consummation of the initial public offering of Class A Common Stock by the Issuer pursuant to a Registration Statement on Form S-1 (Registration No. 33-74698), which occurred on April 5, 1994, Mr. Valdiserri exchanged all of his shares of Common Stock for 7,390,400 shares of Class B Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

           Mr. Valdiserri acquired 8,000 shares of Class A Common Stock on April 6, 1994 for investment purposes.

                                            3
 PAGE

           Mr.  Valdiserri  is aware of the Issuer's intention to add  a  ninth
director  to  its Board of Directors.   However  as  of  the  date  hereof,  no
determination as to the identity of such director has been made.

           Except as set forth above, Mr. Valdiserri has no present plans or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

           (a) Mr. Valdiserri owns of record and beneficially 8,000 shares of Class A Common Stock, representing approximately .06% of the 12,309,600 shares of Class A Common Stock outstanding as of the date hereof.

           Mr. Valdiserri also owns of record and beneficially 7,390,400 shares of Class B Common Stock of the Issuer. According to the Restated Certificate of Incorporation, the shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Restated Certificate of Incorporation also provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Issuer, all shares of Class B Common Stock owned by any holder of shares of Class B Common Stock, who has consented in writing to the automatic conversion provisions contained in the Restated Certificate of Incorporation, will automatically be converted into an equal number of shares of Class A Common Stock. Mr. Valdiserri has consented to such automatic conversion in the Stockholders Agreement. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Accordingly, as adjusted to reflect the conversion of such Class B Common Stock, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) 7,398,400 shares of Class A Common Stock, representing approximately 37.6% of the 19,700,000 as adjusted shares of Class A Common Stock outstanding. However, if Worthington's 1,300,000 shares of Class B Common Stock are converted to Class A Common Stock, then, as adjusted to reflect such conversion, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Act) 7,398,400 shares of Class A Common Stock, representing approximately 35.2% of the 21,000,000 as adjusted shares of Class A Common Stock outstanding.

           By virtue of the voting arrangement in the Stockholders Agreement described in Item 5(b) below, Mr. Valdiserri may also be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 4,699,600 shares of Class A Common Stock and 1,300,000 shares of Class B Common Stock owned of record by Worthington. Mr. Valdiserri disclaims beneficial ownership of such Class A Common Stock and Class B Common Stock.

           (b) Pursuant to the Stockholders Agreement, Mr. Valdiserri has agreed that (i) if and so long as Worthington owns at least 18% or 9% of the total number of the Issuer's outstanding shares of Common Stock, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, as the case may be, designated by Worthington and (ii) if and so long as Mr. Valdiserri owns 27%, 18% or 9% of the total number of the Issuer's outstanding shares of Common Stock, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, as the case may be, designated by Mr. Valdiserri.

                                            4
PAGE

           Worthington, an Ohio corporation, is a major steel fabricator and processor with its principal place of business and principal office located at 1205 Dearborn Drive, Columbus, Ohio 43085. To the knowledge of Mr. Valdiserri, during the last five years, Worthington has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Other than as described above, Mr. Valdiserri has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by Mr. Valdiserri in
Item 5(a) hereof.

           (c) Other than the execution of the Stockholders Agreement and the consummation of the transactions contemplated thereby and other than Mr. Valdiserri's purchase of 8,000 shares of Class A Common Stock as described in
Item 5(a) hereof, Mr. Valdiserri has not participated in any transactions involving Class A Common Stock in the last 60 days.

           (d)  Not applicable.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------

           The following description of the Stockholders Agreement is qualified in its entirety by reference to Items 3 and 5 hereof and the full text of the Stockholders Agreement, a copy of which is attached as Exhibit III hereto and is incorporated by reference herein.

           On February 28, 1994, the Issuer, Carl L. Valdiserri, Worthington and CMCC entered into the Stockholders Agreement which, with certain minor exceptions, took effect on March 28, 1994. Under the Stockholders Agreement, Worthington, CMCC and the Issuer agreed that: (i) without the prior written consent of a majority of Disinterested Directors (as defined in the Issuer's Restated Certificate of Incorporation), Worthington will not acquire or agree to acquire, directly or indirectly, any shares of Common Stock, if, immediately after any such acquisition, the aggregate percentage of the total number of issued and outstanding shares of Common Stock ("Equity Holdings") held by Worthington and its affiliates would exceed 35%; (ii) until February 28, 1995 and during each year thereafter (each such period being referred to as a "Restricted Period"), Mr. Valdiserri and his permitted transferees will not, with certain exceptions, transfer, offer to transfer or agree to transfer more than 18% of the Equity Holdings of Mr. Valdiserri and such permitted transferees during such Restricted Period unless Mr. Valdiserri gives Worthington 30 days prior written notice; (iii) immediately prior to the consummation of the Issuer's recent public offering, (1) Mr. Valdiserri exchanged all shares of capital stock of the Issuer owned by Mr. Valdiserri for 7,390,400 shares of Class B Common Stock and (2) Worthington exchanged 1,300,000 of the shares of Class A Common Stock owned by Worthington for an equal number of shares of Class B Common Stock; and (iv)(1) if and so long as Worthington owns at least 18% or 9% of the total number of the Issuer's outstanding shares of Common Stock, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, as the case may be, designated by Worthington and (2) if and so long as Mr. Valdiserri holds 27%, 18% or 9% of the total number of the Issuer's outstanding shares of Common Stock, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, as the case may be, designated by Mr. Valdiserri.
                                            5
PAGE

           Under the Stockholders Agreement, Mr. Valdiserri, Worthington and/or their permitted transferees collectively have four demand registration rights in certain circumstances with respect to their shares of Class A Common Stock. The demand registration rights described above are exercisable at any time after 180 days after March 28, 1994. In addition, when the Issuer becomes eligible to register shares on Forms S-2 or S-3, Mr. Valdiserri, Worthington and/or their permitted transferees will have unlimited demand registration rights on those Forms. Mr. Valdiserri, Worthington and/or their permitted transferees also have unlimited piggyback registration rights. The Issuer has agreed to pay any expenses (except all applicable underwriting discounts and commissions) incurred in connection with a registration requested under the Stockholders Agreement.

           The Stockholders Agreement terminates; (a) upon the consent of each of the parties thereto; (b) upon the sale of all or substantially all of the assets of the Issuer and the distribution of the proceeds thereof to the stockholders at such time; (c) as to any share of Common Stock,when such share is transferred other than to permitted transferees; (d) as to any party, when such party ceases to hold any Common Stock (or any legal or beneficial interest therein); or (e) on February 28, 2004, provided that certain expense and indemnification provisions survive.

Item 7.  Materials to Be Filed as Exhibits.
         ---------------------------------

           I. Subscription and Stockholders Agreement dated as of December 15, 1989, as amended, by and among Marico (as predecessor to the Issuer), Carl L. Valdiserri, Worthington, CMCC and Ford.

           II. Restated Certificate of Incorporation of the Issuer, as filed with the Delaware Secretary of State on March 23, 1994.

           III. Amended and Restated Stockholders Agreement dated as of February 28, 1994, among the Issuer, CMCC, Carl L. Valdiserri and Worthington.


                                            6
PAGE

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 1994

                                            /S/CARL L. VALDISERRI
                                            ---------------------
                                            Carl L. Valdiserri